May 7, 2019

J. Patrick Nelli
Chief Financial Officer
Health Catalyst, Inc.
3165 Millrock Drive #400
Salt Lake City, UT 84121

       Re: Health Catalyst, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 10, 2019
           CIK No. 0001636422

Dear Mr. Nelli:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Business Overview, page 4

1. You state that for the 12 months ended March 31, 2019, customers who contracted with you in 2015 and 2016 experienced approximately 6 improvements on average and customers who contracted with you prior to 2015 experienced more than 15 improvements on average. While you state that these improvements are "customer-validated," please explain the process by which you calculated these improvements and disclose any limitations or assumptions underlying the calculations. As part of your response, explain whether the number of improvements was self-reported by customers or whether the number of improvements was calculated by an independent party. Further, explain
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Health Catalyst, Inc.
Comapany NameHealth Catalyst, Inc.
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         whether the averages were calculated for all customers in each cohort or for a sample size of each cohort. Finally, please disclose the average improvements per customer for the
         2017 and 2018 cohort for a balanced discussion.
2. Please provide context regarding your statement that you have achieved strong customer retention by quantitatively disclosing retention rates for each period presented. We note your disclosure that the dollar-based retention rate reflects contraction or attrition but it is unclear the extent to which the decrease in the dollar-based retention rate from 2017 to
         2018 is based on customer attrition. We also note the increase in the number of customers in 2018 was primarily due to your Medicity acquisition.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 68

3. Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties related to the introduction of a new pricing model for your Solution in the fourth quarter of 2018. We note your disclosure that the revenue increase in fiscal year 2018 was primarily "due to increased technology access pricing as customers move beyond lower-level pricing tiers." Please describe the changes made to the pricing model and disclose the amount of revenue attributable to the pricing model change to the extent material. Further, disclose any material impact on the company if the revenue increase in fiscal year 2018 was due to a non-recurring event. See
         Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Other Key Metrics
DOS Subscription Customers, page 71

4. You disclose that you have increased your number of DOS subscription customers as of
         December 31, 2017 to December 31, 2018. Please clarify whether or not the number of
         DOS subscription customers includes only customers with active subscriptions as of each period end.
Dollar-based Retention Rate, page 71

5. Please clarify here that your 2017 and 2018 dollar-based retention rates do not include your Medicity customers and state whether this metric will include Medicity customers going forward.
Begin, Renew, Expand, Refer, page 72

6. We note that your number of other customers includes customers who previously purchased perpetual licenses and Medicity customers. Please revise the disclosure here and throughout the prospectus to clarify this metric. In this regard, please include enough information so investors can clearly understand if this number represents current
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Health Catalyst, Inc.
Comapany NameHealth Catalyst, Inc.
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         customers, historic customers, revenue generating customers or some combination of the aforementioned groups.
7. We note your disclosure that your KLAS Evangelism Score is over twice the healthcare technology industry average score. Please place this metric in context by providing additional information related to this score, such as the period to which your score relates, your score and the healthcare technology industry average score. Measurable Improvement Occurs, page 75

8. Please revise your disclosure to more clearly disclose what your LTM average documented improvements per customer metric represents. Also, please tell us your consideration of providing this metric for each cohort year.
Results of Operations, page 80

9. Please tell us your consideration of disclosing and providing a discussion related to your accretion of redeemable convertible preferred stock.
Certain Relationships and Related Party Transactions
Investor Rights, Registration, and Stockholders Agreements, page 134

10. You disclose on page 123 that all of your directors currently serve on the board pursuant to provisions of a stockholders agreement. Please include a description of material provisions of the stockholders agreement in this section. While you state that you expect the stockholders agreement to terminate upon the completion of this offering, it appears that the agreement could be material given that the directors who are parties to the agreement will continue to serve on the board until their respective terms expire between
         2020 and 2022. Please also provide an analysis of why you believe that the investor rights agreement and the stockholder agreement do not need to be filed pursuant to Item
         601(b)(10)(ii)(A) of Regulation S-K given that some of your officers, directors and 5% or greater stockholders are parties to these agreements.
Customer Relationships, page 135

11. We note that you have customer relationships with certain related parties and recognized
         $8.6 million and $3.8 million in revenue from related parties in fiscal 2017 and 2018, respectively. Please revise this section to separately disclose the dollar amount involved in your transactions with each of these related parties. Additionally, please tell us what consideration you have given to filing your agreements with UPMC, a 6.4% beneficial owner of your common stock. See Item 601(b)(10)(ii)(A).
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Health Catalyst, Inc.
Comapany NameHealth Catalyst, Inc.
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Health Catalyst, Inc. Notes to Consolidated Financial Statements
Note 1 Description of Business and Summary of Significant Accounting Policies Professional Services Revenue, page F-12

12. You disclose that your professional services, including implementation services, are typically considered distinct. We also note your disclosure on page F-45 that Medicity
         LLC's SaaS contracts generally require significant integration, configuration, and implementation services that are performed to create a combined, fully integrated solution.
          For arrangements that include implementation or customization services, please tell us the significant judgments used in determining if these services should be considered a separate performance obligation. Please refer to FASB ASC 606-10-25-19 through 25-
         22. Also, tell us how material significant integration or customization arrangements are for each period presented and expand your disclosures to further explain your policy for these arrangements, to the extent they are material.
Contracts with Multiple Performance Obligations, page F-12

13. Please revise to describe the types of products or services for which standalone selling prices are not directly observable.
14. You disclose that in cases where standalone selling prices are not directly observable, you may utilize the residual estimation method. Please tell us when you utilize this method and how you met one of the criteria in FASB ASC 606-10-32-34(c). In addition, to the extent material, expand your disclosure to outline the reasons for your use of this method and the types of contracts for which this method is used. As part of your response, please quantify the amount of revenue recognized in the periods presented where the residual method is used.
Note 2   Business Combinations, page F-19

15. You disclose that you used the services of a third-party valuation firm to assist us in assessing the fair value of the assets acquired and liabilities assumed. Please revise to clarify the nature and extent of your reliance on the third-party valuation. Refer to
         Question 141.02 of the Securities Act Sections Compliance and
Disclosure
         Interpretations.
General

16. We note that you have included certain graphics in your prospectus. Please provide us with copies of any other graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and
         Disclosure Interpretations.
17. Please provide us with copies of all written communications, as defined in Securities Act
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May 7, 2019
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       Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.
        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameJ. Patrick Nelli                           Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameHealth Catalyst, Inc.
                                                             and Services
May 7, 2019 Page 5
cc:       An-Yen Hu, Esq.
FirstName LastName